Exhibit 99.1

Monterrey, Mexico, June 19, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) informs that has informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that with relation to the unusual movements presented today in the trading volumes of the securities identified with ticker symbol “FEMSAUBD”, FEMSA is not aware of the causes that may have resulted in such unusual trading volumes, and that these correspond to market conditions.

As provided by Article 53 of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), FEMSA also informed the Mexican Stock Exchange and its regulators that it has no knowledge of any activity by members of its board of directors, senior management or share repurchase program, that may have been related to the unusual trading volumes.

Any additional material information that may come up will be disclosed in a timely manner through this same channel, in compliance with applicable regulations.

This clarification is being made upon request by the Comisión Nacional Bancaria y de Valores and the Bolsa Mexicana de Valores, as per Article 106 of the Securities Market Law (Ley del Mercado de Valores) and Article 50, next to last paragraph, of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) and sections 4.046.00 and 4.047.00 of the Bolsa Mexicana de Valores Internal Regulation (Reglamento Interior de la Bolsa Mexicana de Valores).

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

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